

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

Via E-mail
Ryan C. Farris
President
Ally Auto Assets LLC
200 Renaissance Center
Detroit, Michigan 48243

> **Re:** **Ally Auto Receivables Trust 2010-2**
> **Form 10-K**
> **Filed March 30, 2012**
> **File No. 333-163392-03**
>
> **Ally Auto Receivables Trust 2010-3**
> **Form 10-K**
> **Filed March 30, 2012**
> **File No. 333-163392-04**

Dear Mr. Farris:

We have reviewed your response to our comment letter dated February 15, 2013, and have the following comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Exhibit 33.2 to the Form 10-K for Ally Auto Receivables Trust 2010-2 and Exhibit 33.2 to the Form 10-K for Ally Auto Receivables Trust 2010-3</u>

1. We note the response to prior comment one regarding TSS' servicing functions. We note Deutsche Bank's statement that the servicing functions that TSS performs "do not vary materially based on the nature of the underlying classes of securitized assets." However, as discussed in Telephone Interpretation 17.03 of Manual of Publicly Available Telephone Interpretations Regarding Regulation AB and Related Rules, the appropriate scope of the platform depends on whether it reflects the reporting party's actual servicing practices. In this regard, we believe the response is unclear. For example, it is not clear whether TSS' servicing functions are performed using the same systems (e.g., computer systems, business units) across asset classes or whether different systems are being used for different asset classes. Please clarify and also confirm whether Deutsche Bank's current platform mirrors its actual servicing practices.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions regarding this comment, you may contact Hughes Bates at (202) 551-3731 or me at (202) 551-3850.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Janette McMahan
       Kirkland & Ellis LLP